Mail Stop 3561

July 27, 2006

Ernie L. Danner
Executive Vice President
Universal Compression Partners, L.P.
4444 Brittmoore Road
Houston, Texas 77041-8004

> **Re: Universal Compression Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2006**
> **File No. 333-135351**

Dear Mr. Danner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. We note, however, that you have stated the midpoint of the price range elsewhere in the document. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please indicate that the offering proceeds will be used to assume indebtedness from Universal Compression Holdings to acquire the assets of your business.

3. Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

Summary, page 1

4. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. Please revise to eliminate the Business Strategies and Competitive Strengths sections since that information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503 (a) of Regulation S-K.

5. Please avoid reliance on defined terms like those in the second introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comment 5.

6. Please disclose the reasons why Universal Compression Holdings may, but is not required to, sell all of its domestic contract compression business to you and why it may exit the domestic contract compression business. Also discuss whether Universal Compression Holdings intends to retain its international compression business.

7. In addition to providing disclosure about Universal Compression Holdings' size relative to its competition, please disclose your size relative to your competition.

Competitive Strengths, page 4

8. In this section, as relocated, please make clear that your business will account for a smaller portion of the revenues and EBITDA that you have disclosed for Universal Compression Holdings.

9. Please revise to identify EBITDA as a non-GAAP performance measure and cross-reference to the non-GAAP disclosures provided in accordance with Item 10(e) of Regulation S-K. Please refer to our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003 and available on our website at www.sec.gov (hereinafter "the non-GAAP FAQ").

The Offering, page 12

10. In the description of cash distributions, please briefly describe the incentive distribution thresholds for distributions to be made to the general partner.

11. Please include a separate caption and description of the circumstances under which the subordination period will terminate or expire, including the expiration of the subordination period if the general partner is removed other than for cause and its and its affiliates units are not voted in favor of such a removal.

Non-GAAP Financial Measures, page 18

12. You disclose that EBITDA is presented as a measure of your performance. Because this non-GAAP performance measure excludes recurring type charges, please disclose why you believe EBITDA is useful in evaluating your performance. Please refer to Questions 15 and 8 of the non-GAAP FAQ and Item 10(e)(1)(ii)(B) of Regulation S-K. In addition, please disclose:

- the manner in which you use the non-GAAP measure to evaluate your business;
- the economic substance behind your decision to use this measure;
- the manner in which you compensate for the material limitations of this measure that you disclosed; and
- the substantive reasons why you believe the non-GAAP measure provides useful information to investors.

Please also include similar disclosures with respect to gross margin, and in addition, please describe the material limitations associated with the use of gross margin as compared to gross profit. Please similarly revise your disclosures on page 61.

Risk Factors, page 20

13. We note the risk factor entitled "We many not have sufficient cash from operations . . ." on page 20. Some of the information in bullet points appears as separate risk factors later in this section. Please eliminate the information in bullet points that you repeat later in detail in subsequent risk factors.

14. Revise each subheading to ensure it reflects the risk that you discuss in the text. Some of your subheadings currently either merely state a fact about your business, such as "We may not be able to grow or effectively manage our growth" on page 23 and "We will require a substantial amount of capital to expand our compressor fleet" on page 25, or describe an event that may occur in the future, such as "There is a substantial competition for the purchase of compression

equipment, and we may unable to purchase such equipment . . ." on page 25. These are only a few examples. Succinctly state in your subheadings the risks that result from the facts or uncertainties.

15. Please eliminate the mitigating language from your risk factors. We note the mitigating language "Although it is our policy to use generally accepted operating and disposal practices . . ." and "Although we have obtained insurance against many of these risks . . ." in the risk factors "We are subject to substantial environmental regulation . . ." and "We do not insure against all potential losses . . ." on page 26, respectively.

We indirectly depend on particular suppliers and are vulnerable . . ., page 25

16. Please specify whether Universal Compression Holdings has any long-term contracts with its suppliers on which you indirectly rely.

Our credit facilities will impose restrictions on us . . ., page 27

17. Please specify the "certain covenants" that may restrict your ability to expand or to pursue your business strategies.

Use of Proceeds, page 36

18. Please disclose the interest rate and maturity date of the indebtedness that will be repaid with the proceeds. Refer to paragraph 4 of the instructions to Item 504 of Regulation S-K.

Our Cash Distribution Policy and Restrictions on Distributions, page 39

19. Please include a description of all material covenants in your proposed credit facility, assuming that information becomes available before effectiveness.

20. The forward looking table on page 46 and related introduction and disclosures should precede the historical table, introduction and related disclosures beginning on page 42. Please revise.

Our Initial Distribution Rate, page 40

21. In the carryover paragraph at the bottom of page 41, please clarify whether, based on the ownership interest following the initial public offering, the general partner and its affiliates could amend the partnership agreement.

<u>Pro Forma Cash Available for Distribution for the Twelve Months Ended March 31, 2006, page 42</u>

22. Pro forma interest expense should represent pro forma cash interest expense inclusive of debt issuance costs and commitment fees related to your anticipated term loan and revolving credit facilities. Please revise. Please also disclose the assumed interest rate and whether it represents a current rate or a committed rate.

23. It appears that you may need to consider expansion capital expenditures and related debt activity, both payment of principal and receipt of proceeds, for the twelve months ended March 31, 2006 in your table. Please refer to the comment below regarding the combined balance sheets of the Predecessor. Please advise us of your consideration of these items. In this regard, you disclose on page 48 that expansion capital expenditures were $5.1 million and $2.0 million for the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, respectively. All pro forma transactions should be reflected on a gross basis in this table. Please advise or revise.

<u>Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2007, page 44</u>

24. As indicated in the comment above please reflect all estimated transactions on gross basis in the table on page 46. In this regard, you disclose on page 48 that you estimate expansion capital expenditures will be approximately $22.5 million. On page 49 you disclose that these expenditures will be funded by drawing from your revolving credit facility.

25. Estimated interest expense should represent pro forma cash interest expense inclusive of commitment fees related to your anticipated revolving credit facility. Please advise or revise. Please also disclose the interest rates assumed for each particular debt instrument and how the rates were determined.

<u>Assumptions and Considerations, page 47</u>

26. Please state in the first paragraph, if true, that you believe your assumptions and considerations are reasonable. If you do not believe that these assumptions and considerations are reasonable please advise.

27. You assume a $14.3 million, or 27%, increase in revenues for the twelve months ended June 30, 2007 as compared to the twelve months ended March 31, 2006. Please quantify in dollars the effect of the assumed increase in operating horsepower and the recently enacted price increase in the bullet points supporting this increase.

28. You assume a per quarter increase of average cost of sales per horsepower for your operating equipment that is significantly lower than increases in the preceding historical periods. Please expand your disclosure to explain why you anticipate lower start-up activity with reference to expected expansion capital expenditures compared to historical expansion capital expenditures, if applicable. Please also provide a detailed explanation as to why you expect mechanical failures to return to historical levels.

29. Please disclose why selling, general and administrative expenses allocated from Universal Compression Holdings for the twelve months ended June 30, 2007 are assumed to increase as compared to the nine months ended December 31, 2005 and three months ended March 31, 2006. Please also disclose why expansion capital expenditures are estimated to increase.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 63

30. Please tell us how you account for natural gas provided by your customers used as fuel for your compressors and the basis in GAAP for your accounting treatment citing relevant authoritative literature.

Industry Conditions and Trends, page 64

31. Please provide us with the sources of the statistical and industry information upon which you rely here and in the Natural Gas Compression Industry section on page 73. For example, we note your reference to the Energy Information Administration. Mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite this report in your filing.

Financial Results of Operations, page 65

32. Please provide an analysis of the increase or decrease in gross margin percentage for each of the periods presented.

Critical Accounting Policies, page 70

33. Please provide a quantitative analysis of each of your critical accounting estimates and an analysis of the variability in your financial results resulting from changes in estimates or assumptions. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future.

Business, page 75

34. Please provide all the information required by Item 101 of Regulation S-K. Specifically, identify the year in which you were formed.

35. Please provide support for the statements of leadership. For example, we note the statement on page 75 that "Universal Compression Holdings has the second largest fleet of compressors in the world" and on page 77 that "it is a leading natural gas compression services company."

Customers, page 80

36. Please identify all customers that account for 10% or more of your revenues. See Item 101(c)(vii) of Regulation S-K.

Executive Compensation, page 87

37. We note that you have not provided information as to executive compensation paid by your general partner, including the summary compensation table and the options grants table, apparently because you and the general partner have only recently been formed. Given that your business previously was operated by your sponsor Universal Compression Holdings and senior officers of your general partner are also senior officers of Universal Compression Holdings, it appears that you should include Item 402 compensation information paid by Universal Compression Holdings.

Selling Unitholder, page 134

38. We note on page 36 in the Use of Proceeds section that the net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem an equal number of common units from one or more subsidiaries of Universal Compression Holdings. It appears that doing so would render the subsidiaries selling security holders in this offering. We note the information in the table provided for one subsidiary, Universal Compression, Inc. With respect to any other subsidiary beneficial owner whose common units are subject to the over-allotment option, please include the selling security holder information in this table.

39. Please identify Universal Compression, Inc. as an underwriter in the event the over-allotment option is exercised.

Provision of Services Necessary to Operate Our Business, page 93

40. Please disclose the fixed margin that you will pay to Universal Compression
    Holdings on any expansion capital expenditures.

No Sale of Similar Securities, page 137

41. Please disclose the factors that the underwriters will consider if they agree to
    permit persons subject to the lock-up agreement to sell securities prior to the
    expiration of the lock-up period.

Validity of the Common Units, page 140

42. Specify the "certain legal matters" in connection with the common units that will
    be passed upon by Baker Botts L.L.P.

Financial Statements, page F-1

Unaudited Pro Forma Financial Statements, page F-2

43. The introduction should include a description of each transaction for which pro
    forma effects are presented. Please revise.

Notes to Unaudited Pro Forma Financial Statements, page F-6

44. Please disclose pro forma taxable income in a reconciliation from pro forma net
    income for each period presented.

Note 2. Pro Forma Adjustments and Assumptions, page F-6

45. You disclose in Note 2(g) that pro forma partnership goodwill has been
    determined based on the percentage of fair value of net assets contributed to the
    Partnership to the total fair value of the Predecessor's net assets other than
    goodwill. Please tell us why this method of allocation is reasonable. Please refer
    to paragraphs 30 and 34-35 of SFAS 142.

46. Please disclose in Note 2(m) whether the 7% assumed average interest rate
    represents the current rate or the rate for which you have a commitment. If the
    actual rate could vary from the assumed rate, please disclose the potential effect
    on pro forma net income of a 1/8 percent variance in the average interest rate.

Universal Compression Partners Predecessor Combined Financial Statements, page F-8

Combined Balance Sheets, page F-9

47. You disclose on page F-6 that you intend to assume $223.2 million of Universal Compression Holdings' debt in connection with the transaction. You also disclose in Note 4 that the assets of the Predecessor collateralize certain debt agreements entered into by Universal Compression Holdings. Please tell us what consideration you gave to including the debt you intend to assume in the Predecessor financial statements. Refer to Question 4 of SAB Topic 1:B1. In this regard, carve-out financial statements are more useful to investors if they reflect all costs of doing business, including interest costs.

Notes to Combined Financial Statements, page F-12

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-12

48. Please disclose the types of costs incurred on your behalf and allocated to you by Universal Compression Holdings that are included in cost of sales and selling, general and administrative expenses.

Basis of Presentation, page F-12

49. For each period presented please disclose your estimate of what expenses would have been on a stand alone basis. Refer to Question 2 of SAB Topic 1:B1.

Segment Reporting, page F-14

50. Please disclose information about major customers in accordance with paragraph 39 of SFAS 131.

Non-Cash Financing and Investing Activities, page F-14

51. Please disclose the amounts of net transfers of contract compression equipment between the Predecessor and other subsidiaries of Universal Compression Holdings for each period presented. Please refer to paragraph 32 of SFAS 95.

Note 3. Related Party Transactions, page F-15

52. Please disclose the amount of expenses incurred under the defined contribution 401(k) and employees' supplemental savings plans of Universal Compression Holdings allocated to the Predecessor for each period presented. If material, please also disclose the basis of allocation.

Note 5. Universal Compression Holding Stock-Based Compensation, page F-16

53. Please disclose the amount of stock-based compensation expense allocated to the Predecessor for each period presented. If material, please also disclose the basis of allocation of stock-based compensation expense to the Predecessor.

Exhibits

54. Please file all required exhibits, including the form of underwriting agreement, the legal and tax opinions, the omnibus agreement and all organization documents for the limited partnership with enough time for us to review them before requesting effectiveness. We may have further comments after reviewing this information.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or William Thompson, Assistant Chief Accountant, at (202) 551-3344, if you have any questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3810 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman, Esq.
        Fax: (713) 615-5861